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March 24, 2006

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20459

Re:	Security Equity Fund (on behalf of Large Cap Growth Fund, Enhanced Index Fund, Social Awareness Fund and Select 25 Fund) Securities Act File No. 333-132032

Ladies and Gentlemen:

On February 24, 2006, Security Equity Fund (the "Registrant") filed a registration statement on Form N-14 pursuant to Rule 488 under the Securities Act of 1933 (the "1933 Act") in relation to the proposed reorganization of each of Large Cap Growth Fund, Enhanced Index Fund, and Social Awareness Fund into Select 25 Fund (the "Reorganization"), each a series of the Registrant. The Staff of the Securities and Exchange Commission has reviewed the registration statement and provided comments thereon. Registrant hereby undertakes to address the Staff's outstanding comments in all material respects by filing a post-effective amendment to the registration statement in reliance upon Rule 485(b) under the 1933 Act. The Registrant undertakes not to file or circulate a definitive proxy statement/prospectus until resolution of the Staff's comments in all material respects.

Should you have any questions, please contact the undersigned at 785-438-3321.

Sincerely,

CHRIS SWICKARD

Christopher D. Swickard
Assistant Secretary
Security Equity Fund

cc:	Dominic Minore Division of Investment Management Amy J. Lee Security Management Company, LLC

One Security Benefit Place * Topeka, Kansas 66636-0001